Confidential Treatment Requested
by Associated Materials, LLC
and AMH Holdings, LLC
FOIA Confidential Treatment Request
November 26, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	AMH Holdings, LLC and Associated Materials, LLC
Form 10-K for the fiscal year ended December 29, 2007
Form 10-Q for the period ended June 30, 2008
File Nos. 333-115543 and 000-24956
Dear Mr. Decker and Ms. Salik,
We are writing in response to the Staff’s Comment Letter to AMH Holdings, LLC (“AMH”) and Associated Materials, LLC (“Associated Materials”, and together with AMH, the “Companies”) dated October 31, 2008. For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Companies’ future filings with the Commission.
Pursuant to 17 C.F.R. § 200.83, the Companies are requesting confidential treatment for our response to Comment 15. The Companies request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Companies respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned directly.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 2
AMH HOLDINGS, LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
The Companies’ responses to comments two through sixteen below include proposed revisions, as applicable, to the future filings of both AMH and Associated Materials. The Companies’ responses also indicate where the proposed revisions will be made in future filings with the Commission.
Management’s Discussion and Analysis, page 22
2.	We note your discussion of the impact of the housing market on the building products industry. You also state that approximately 35% of your products are sold to the new construction market. We urge you to find ways to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the homebuilding industry. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the homebuilding industry could have on your sales and correspondingly income from operations. You should also discuss whether there are risks related to the recoverability of your assets, including inventories, goodwill, and other intangible assets.
The following is an example of how we intend to modify our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) disclosure within future filings of Annual Reports on Form 10-K and in Quarterly Reports on Form 10-Q, as applicable. In addition, our discussion and analysis will address and be updated for information relevant to the particular reporting period.
Because its exterior residential building products are consumer durable goods, the Company’s sales are impacted by the availability of consumer credit, consumer interest rates, employment trends, changes in levels of consumer confidence, national and regional trends in new housing starts and general economic conditions. The Company’s sales are also affected by changes in consumer preferences with respect to types of building products. Overall, the Company believes the long-term fundamentals for the building products industry remain strong as the population continues to age, homes continue to get older, household formation continues to be strong and vinyl remains the optimal material for exterior cladding and window solutions, all of which the Company believes bodes well for the demand for its products in the future. In the short term, however, the Company believes

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 3
the building products industry will continue to be negatively impacted by a housing market that has weakened considerably. Beginning in 2006 and continuing through 2007, sales of existing single-family homes have decreased from levels experienced over the past few years, the inventory of homes available for sale has increased, and housing appreciation has deteriorated. In addition, the pace of new home construction has slowed dramatically, as evidenced by declines in 2006 and 2007 in single-family housing starts and announcements from home builders of significant decreases in their orders. Recently, increased delinquencies on sub-prime mortgages, increased foreclosure rates and tightening consumer credit markets have further hampered the housing market. The Company’s sales volumes are dependent on the strength in residential remodeling and new construction activity, which represents an estimated 65% and 35%, respectively, of the Company’s sales volume for 2007. Continued reduced levels of existing homes sales and future housing price depreciation may have a significant negative impact on our remodeling sales. In addition, a reduced number of new housing starts will have a negative impact on our new construction sales. In the event of a prolonged housing market downturn, competition in the building products market may intensify, which could result in lower sales volumes and reduced selling prices for the Company’s products and lower gross margins. In the event that the Company’s expectations regarding the outlook for the housing market result in a reduction in its forecasted sales and operating income, and related growth rates, the Company may be required to record an impairment of certain of its assets, including goodwill and intangible assets. Moreover, a prolonged downturn in the housing market and the general economy may have other consequences to the Company, including accounts receivable write-offs due to financial distress of customers and lower of cost or market reserves related to the Company’s inventories.
3.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you disclose that the increase in selling, general and administrative expense during the fiscal year ended December 29, 2007 was due primarily to increased consulting expenses associated with your cost reduction initiatives in your manufacturing operations, increased marketing expenses, increased building and truck lease expenses in your supply center network, and the translation impact on Canadian expenses, offset partially by headcount reductions implemented in the prior year along with decreases in EBITDA-based incentive compensation programs. Please quantify the impact of each of these factors. In addition, you disclose that you achieved over $20 million of cost savings during the year ended December 29, 2007. Given that selling, general, and administrative expense increased during the fiscal year ended December 29, 2007, you should clearly state the factors that led to an offsetting increase and the corresponding amounts of the offsetting factors.
The Companies will provide the requested disclosure in their “MD&A” within future filings of Annual Reports on Form 10-K and in its Quarterly Reports on Form 10-Q, as applicable. The following is an example of how we intend to modify our future disclosure. In addition, our discussion and analysis will address the information relevant to the particular reporting period. The Companies will provide similar additional disclosures with respect to other line items as appropriate.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 4
Selling, general and administrative expense increased to $208.0 million, or 17.3% of net sales, for the fiscal year ended December 29, 2007 versus $203.8 million, or 16.3% of net sales, for the 2006 fiscal year. Selling, general and administrative expense for the fiscal year ended December 29, 2007 includes $0.7 million of separation costs related to the resignation of the Company’s former Chief Operating Officer, $1.2 million of transaction costs relating to an unsuccessful bid for an acquisition target, and $1.0 million of tax restructuring costs, while selling, general and administrative expense for the fiscal year ended December 30, 2006 includes $2.1 million of separation costs related to the resignation of the Company’s former Chief Executive Officer. Excluding these costs, selling, general and administrative expense for the fiscal year ended December 29, 2007 increased $3.4 million compared to the 2006 fiscal year. The increase in selling, general and administrative expense was due primarily to increased consulting expenses of $4.1 million associated with the Company’s cost reduction initiatives in its manufacturing operations, increased marketing expenses of $1.0 million, increased building and truck lease expenses in the Company’s supply center network of $1.4 million, and the translation impact on Canadian expenses of $2.0 million, offset partially by cost savings associated with headcount reductions implemented in the prior year of $2.9 million, along with decreases in EBITDA-based incentive compensation programs of $1.2 million. Income from operations was $96.2 million for the fiscal year ended December 29, 2007 compared to $95.1 million for the 2006 fiscal year.
To the extent relevant to future filings, the Companies propose to add disclosure along the following lines to future filings related to the impact of cost savings on selling, general and administrative expense:
The Company implemented headcount reductions in the fourth quarter of 2006 in response to difficult market conditions. Also, the Company identified cost savings opportunities in its procurement function, particularly for raw materials and third party manufactured products, labor efficiency projects within its window operations and additional savings opportunities within its logistics network. As a result of these initiatives, the Company achieved over $20 million of cost savings during the year ended December 29, 2007, of which $2.9 million, representing a portion of the headcount reductions, is included in selling, general and administrative expense, with the remaining savings included in cost of sales.
Liquidity and Capital Resources, page 28
4.	We remind you that Items 303(a)(1) and (2) of Regulation S-K state that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 5
The Companies acknowledge the requirements of Items 303(a)(1) and (2) of Regulation S-K.  Beginning with its Annual Report on Form 10-K for the year ending January 3, 2009, the Companies intend to expand their disclosures to address the current and potential future impact of trends and conditions in the homebuilding industry on the Company’s liquidity and capital resources.  Draft “Liquidity and Capital Resources” disclosure reflecting the types of additional disclosures Associated Materials intends to provide in future filings is included in Annex A attached to this letter. A similar disclosure will be provided in future AMH filings as appropriate.
5.	For each significant debt agreement, please disclose the terms of the most stringent debt covenants. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods, including the failure to make timely payments under the agreement or other material indebtedness, the failure to satisfy covenants, and specified events of bankruptcy and insolvency. Please provide a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.
The Companies propose to provide additional disclosure within future filings of their Annual Reports on Form 10-K concerning key covenants and events of default contained in its material debt agreements.  Reference is made to Annex A to this letter for draft “Liquidity and Capital Resources” disclosure reflecting the types of additional disclosures Associated Materials intends to provide in future filings. A similar type of disclosure will be provided in future AMH filings as appropriate. In October 2008, Associated Materials entered into a new asset based lending facility.  This facility, which replaced Associated Materials then-existing credit facility, does not provide for maintenance of any required ratios unless Associated Materials’ excess borrowing availability falls below certain thresholds (in which case, Associated Materials would be required to maintain a minimum fixed charge coverage ratio of 1.1 to 1).  Associated Materials currently exceeds the excess availability requirements, and therefore, is not currently required to comply with the fixed charge coverage ratio maintenance covenant.  At any time that Associated Materials is required to comply with the fixed charge ratio covenant, Associated Materials intends to disclose its fixed charge coverage ratio, and will in other cases, assess whether circumstances are such that disclosure of Associated Materials’ coverage ratio may be warranted or appropriate.  In addition, Associated Materials is not subject to any maintenance ratios under the terms of its outstanding high yield notes.   The draft “Liquidity and Capital Resources” disclosure attached as Annex A provides (i) disclosure concerning the foregoing fixed charge ratio maintenance covenant and the other key covenants contained in Associated Materials’ material debt agreements; (ii) additional disclosure concerning events of default under the material debt agreements; and (iii) other additional new disclosures relating to the debt agreements of the Companies. Because the Companies are not currently subject to maintenance covenants, no tabular presentation is presented showing required and actual ratios. If at any time either of the Companies presents in its Form 10-K or Form 10-Q an EBITDA measure calculated in accordance with its debt agreement, it will provide reconciliations to GAAP as appropriate.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 6
Application of Critical Accounting Policies
Inventories, page 35
6.	Please discuss the significant estimates and assumptions used to estimate the market value of your inventories. For example, you state that estimated market value is based upon assumptions about future demand and market conditions. You should discuss how sensitive the market value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Application of Critical Accounting Policies” section of “MD&A” to discuss the Companies’ significant estimates and assumptions used to estimate the market value of inventory. Below is a sample of the proposed modified disclosure:
Inventories. The Company values its inventories at the lower of cost (first-in, first-out) or market value. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value as of the reporting date. Market value is estimated based on the inventories’ current replacement costs by purchase or production; however, market value shall not exceed net realizable value or be lower than net realizable value less normal profit margins. The market and net realizable values of inventory require estimates and judgments based on the Company’s historical write-down experience, anticipated write-downs based on future merchandising plans and consumer demand, seasonal considerations, current market conditions and expected industry trends. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company’s estimates of market value generally are not sensitive to management assumptions. Replacement costs and net realizable values are based on actual recent purchase and selling prices, respectively. The Company believes that its average days of inventory on hand indicates that market value declines are not a significant risk and that the Company does not maintain excess levels of inventory. In addition, the Company believes that its cost of inventories are recoverable as the Company’s realized gross profit margins have remained consistent with historical periods and management currently expects margins to generally remain in-line with historical results.
Goodwill and Other Intangible Assets, page 35
7.	You state that any future impairment of goodwill and other intangible assets could have an adverse effect on your results of operations and financial position. In this regard, please provide additional disclosures regarding how you perform your impairment analysis. For example, please provide the following additional types of disclosures:
•	Please disclose how you determine your reporting units for purposes of testing goodwill for impairment pursuant to paragraph 18 of SFAS 142;

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 7
•	Please disclose significant estimates and assumptions used in your discounted cash flow model to determine the fair value of your reporting units in your impairment analysis. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are mores subjective than others; and
•	Your discussion appears to primarily address your impairment analysis related to goodwill. Please expand your discussion as necessary to address your consideration of impairment related to other intangible assets as well.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Application of Critical Accounting Policies” section of “MD&A” to discuss the reporting units determined for purposes of testing goodwill for impairment, the significant estimates and underlying assumptions used and their subjectivity. The discussion will also address the Companies’ impairment considerations related to its other intangibles assets. Below is a sample of the proposed modified disclosure:
Goodwill and Other Intangible Assets. Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill and intangible assets with indefinite useful lives must be reviewed for impairment annually or when factors indicating impairment are present. Management performs the goodwill impairment analysis utilizing a discounted cash flow model, which considers forecasted operating results discounted at an estimated weighted average cost of capital (herein referred to as the discount rate). The goodwill resulting from the April 2002 merger transaction was solely related to the Company’s Alside division, while the goodwill related to the August 2003 acquisition of Gentek Holdings, LLC. was solely related to the acquired entity. Accordingly, the Company maintains two reporting units for purposes of the SFAS No. 142 goodwill impairment test.
The valuation analysis requires significant judgments and estimates to be made by management, primarily regarding the discount rate, expected growth rates and EBITDA multiples. Estimates could be materially impacted by factors such as specific industry conditions and changes in growth trends. The assumptions used were management’s best estimates based on projected results and market conditions as of the date of testing.
In accordance with SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company also performs an impairment analysis over its intangible assets annually or when factors indicating impairment are present. There were no indicators of impairment noted in 2007 that would require an impairment analysis to be performed over the Company’s definite useful lived intangible assets. The discounted cash flow model used to determine fair value of the Company’s indefinite useful lived intangible assets is most sensitive to the discount rate and terminal growth rate assumptions.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 8
Given the significant amount of goodwill and other intangible assets as a result of the April 2002 merger transaction and the acquisition of Gentek, any future impairment of goodwill and other intangible assets could have an adverse effect on the Company’s results of operations and financial position.
Separate from the proposed modified disclosure above, the Companies disclose that the discounted cash flow model used to determine fair value for the goodwill impairment analysis is most sensitive to the discount rate and EBITDA multiple assumptions. A sensitivity analysis was performed on these factors for both reporting units and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 100% or the EBITDA multiple used could decrease by 42% and the goodwill for both reporting units would still pass Step 1 of the impairment analysis. A sensitivity analysis was also performed on similar factors for all indefinite useful lived intangible assets and it was determined, assuming all other assumptions remain constant, that the discount rate used could be increased by a factor of 21% or the terminal growth rate used could decrease by 100% and none of the indefinite useful lived intangible assets would be impaired.
Financial Statements
Notes to the Financial Statements
General
8.	Please provide the disclosures called for by paragraphs 15 through 18 of AICPA Practice Bulletin 14, as applicable.
In future Annual Reports filed on Form 10-K, the Companies will include within the “Nature of Operations” section of the “Accounting Policies” footnote to the consolidated financial statements that the sole member is not obligated personally for any such debt, obligation or liability and that the assets and liabilities of the Companies were previously held by a corporation that was converted to a limited liability company effective December 28, 2007. Below is a sample of the proposed modified disclosure:
AMH Holdings, LLC (“AMH”), formerly AMH Holdings, Inc., was created on February 19, 2004. AMH has no material assets or operations other than its 100% ownership of Associated Materials Holdings, LLC (“Holdings”), which in turn has no material assets or operations other than its 100% ownership of Associated Materials, LLC (“Associated Materials”). AMH, Holdings and Associated Materials are collectively referred to as the “Company”. The Company is a wholly owned subsidiary of AMH Holdings II, Inc. (“AMH II”), which is controlled by affiliates of Investcorp and Harvest Partners. On December 28, 2007, the Company converted from a Delaware corporation to a Delaware limited liability company. As a result of the conversion, AMH II will be able to deduct fully the interest when paid on the 11 1/4% notes and 13 5/8% notes in certain state jurisdictions, thereby reducing AMH II’s consolidated income tax liabilities. After the conversion, AMH II remains the sole member of AMH and is not obligated personally for any such debt, obligation or liability of AMH.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 9
The other requirements noted in paragraph 15 of AICPA Practice Bulletin 14 are not applicable to the Companies as there are no different classes of members’ interest to report on and the term of the LLC is perpetual and, therefore, does not have a finite life.
The disclosure requirements noted in paragraph 16 of AICPA Practice Bulletin 14 are not applicable to the Companies as the limited liability companies created on December 28, 2007 were not formed by combining entities under common control. However, both companies resulted from the conversion of a Delaware corporation to a Delaware limited liability company pursuant to the filing with the Secretary of State, as discussed above within the proposed modified disclosure.
As required by paragraph 17 of AICPA Practice Bulletin 14 and based on our review of FASB Statement No. 109, “Accounting for Income Taxes”, we continue to believe our disclosures as reported in the December 29, 2007 Form 10-K remain appropriate. Please refer to the “Income Taxes” footnote to the consolidated financial statements for the relevant disclosures relating to accounting for income taxes and please advise if further disclosure is required.
As required by paragraph 18 of AICPA Practice Bulletin 14, comparative financial statements are presented in the December 29, 2007 Form 10-K. There were no exceptions to comparability as the limited liability companies were not formed by combining entities.
Note 1. Accounting Policies, page 44
9.	Your disclosures on pages 44 and 47 indicate that you record certain sales incentives as a reduction to revenue and other sales incentives in selling, general, and administrative expenses. Please expand your disclosures to clarify each of the types of arrangements you enter into with customers, including if you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers. For each type of arrangement, please clarify which statement of operations line item reflects the arrangement. Please also disclose the amounts included in each expense line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.
In future Annual Reports filed on Form 10-K, the Companies will include additional disclosure within the “Accounting Policies” footnote to the consolidated financial statements discussing certain sales incentives offered to customers. The primary sales incentives offered by the Companies include customer volume rebates and rewards programs. The Companies do not offer or pay slotting fees, engage in cooperative advertising programs, or participate in buy-down programs, therefore, these types of sales incentives are not relevant to the Companies’ businesses and will not be discussed in the footnote disclosure. The Company respectfully submits that disclosure of specific amounts of customer sales incentives in the expense line items would result in disclosure of confidential information that could cause the Company significant competitive harm, and further, that disclosure of such amounts would not materially enhance an investor’s understanding of our business or results of operations. Below is a sample of our proposed modified disclosure:
Customer Sales Incentives
The Company offers certain sales incentives to customers who become eligible based on the level of purchases made during the calendar year. Customer sales incentives are accrued as earned throughout the year. The primary sales incentive programs offered are customer volume rebates and rewards programs.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 10
Customer volume rebates are typically computed as a percentage of customer sales, and in certain instances, the rebate percentage may increase as customers achieve sales hurdles. Volume rebates are accrued throughout the year based on management estimates of customers’ annual sales volumes and the expected annual rebate percentage achieved. For these programs, the Company does not receive an identifiable benefit in exchange for the consideration, and therefore, the Company characterizes the volume rebate to the customer as a reduction of revenue in the Company’s consolidated statement of operations.
The rewards programs offer customers the ability to earn points based on purchases, which can be redeemed for products or services. The rewards programs are accrued as earned throughout the year based on estimated payouts under the program. The Company reports the incentive paid to the customer in the form of products and services as a component of selling, general and administrative expense in the Company’s consolidated statement of operations.
Product Warranty Costs and Service Returns, page 46
10.	Please disclose which statement of operations line item includes your provision for warranties.
The provision for warranties is reported within cost of sales in the consolidated statements of operations. In future filings, the Companies will disclose this information within the “Product Warranty Costs and Service Returns” section of the “Accounting Policies” footnote to the consolidated financial statements.
Note 8. Commitments and Contingencies, page 53
11.	You provide disclosures in Item 3 (Legal Proceedings) regarding environmental matters. Please provide disclosures regarding all significant environmental matters in the notes to your financial statements as well, or tell us how you determined it was not necessary. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. In addition, please provide the disclosures called for by SAB Topic 5:Y, which include disclosures of the nature and terms of cost-sharing arrangements with other potentially responsible parties.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 11
In future Annual Reports filed on Form 10-K, the Companies will include the following disclosures of legal proceedings within the “Commitments and Contingencies” footnote to the consolidated financial statements:
The Company is involved from time to time in litigation arising in the ordinary course of its business, none of which, after giving effect to the Company’s existing insurance coverage, is expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity. From time to time, the Company is involved in proceedings and potential proceedings relating to environmental and product liability matters.
Certain environmental laws, including the federal Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, (“CERCLA”), and comparable state laws, impose strict, and in certain circumstances, joint and several, liability upon specified responsible parties, which include certain former owners and operators of waste sites designated for clean up by environmental regulators. A facility in Lumber City, Georgia, initially owned by USX Corporation (“USX”), subsequently owned by the Company and then subsequently owned by Amercord, Inc., a company in which the Company held a minority interest, is subject to a Consent Order. The Consent Order was entered into by Amercord, Inc. with the Georgia Department of Natural Resources in 1994, and required Amercord, Inc. to conduct soil and groundwater investigation and perform required remediation. The Company was not a party to the Consent Order. Additionally, the Company believes that soil and groundwater in certain areas of the site (including the area of two industrial waste landfills) were being investigated by the United States Environmental Protection Agency under CERCLA to determine whether remediation of those areas may be required and whether the site should be listed on the state or federal list of priority sites requiring remediation. Amercord, Inc. is no longer an operating entity and does not have adequate financial resources to perform any further investigation and remediation activities that may be required. If substantial remediation is required, claims may be made against the Company, which could result in material expenditures. If costs related to the remediation of this site are incurred, the Company and USX have agreed to share in those costs; however, there can be no assurance that USX can or will make the payments. Currently, it is not probable that the outcome of this matter will result in a liability to the Company, and further, the amount of liability cannot be reasonably estimated. The Company believes this matter will not have a material adverse effect on its financial position, results of operations or liquidity.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 12
The Woodbridge, New Jersey facility is currently the subject of an investigation and/or remediation before the New Jersey Department of Environmental Protection (“NJDEP”) under ISRA Case No. E20030110 for Gentek Building Products, Inc. (“Gentek U.S.”). The facility is currently leased by Gentek U.S. Previous operations at the facility resulted in soil and groundwater contamination in certain areas of the property. In 1999, the property owner and Gentek U.S. signed a remediation agreement with NJDEP, pursuant to which the property owner and Gentek U.S. agreed to continue an investigation/remediation that had been commenced pursuant to a Memorandum of Agreement with NJDEP. Under the remediation agreement, NJDEP required posting of $250,000 in a remediation funding source, $100,000 of which was provided by Gentek U.S. under a self-guaranty. Although investigations at this facility are ongoing and it appears probable that a liability will be incurred, the Company cannot currently estimate the amount of liability that may be associated with this facility as the delineation process has not been completed. The Company believes that this matter will not have a material adverse effect on its financial position, results of operations or liquidity.
The same Woodbridge, New Jersey facility was the subject of a prior investigation and remediation before NJDEP, under ISRA Case No. 94359. On February 1, 2000, NJDEP issued a “no further action” letter and covenant not to sue, relying in part on the establishment of a 60-year duration Classification Exception Area, or CEA and Wellhead Restriction Area, or WRA, for a discrete area of the facility. By reason of this approval, Gentek U.S. has certain responsibilities imposed by law and/or agreement to monitor the extent of contamination at the facility in the area of, and for the duration of, the CEA and WRA. On the basis that a “no further action” letter was issued, the Company believes that this matter will not have a material adverse effect on its financial position, results of operations or liquidity.
The Company entered into a consent order dated August 25, 1992 with the United States Environmental Protection Agency pertaining to corrective action requirements associated with the use of hazardous waste storage facilities at its Cuyahoga Falls, Ohio site location. In July 2005, the Company entered into an Administrative Order of Consent relative to the final corrective measures that are to be implemented at this site. The Company believes that USX, the former owner, bears responsibility for substantially all of the direct costs of corrective action at these facilities under the relevant purchase contract terms and under statutory and common law. To date, USX has reimbursed the Company for substantially all of the direct costs of corrective action at these facilities. The Company expects that it will continue to be reimbursed by USX. Payments, however, may not continue to be made by USX or USX may not have adequate financial resources to fully reimburse the Company for these costs. The Company recently received a “closure with controls” determination from the United States Environmental Protection Agency which concluded that corrective action is complete with controls. The Company believes that any additional cost incurred that is not reimbursed by USX will not have a material adverse effect on its financial position, results of operations or liquidity.
The Company handles other environmental claims in the ordinary course of business and maintains product liability insurance covering certain types of claims. Although it is difficult to estimate the Company’s potential exposure to these matters, the Company believes that the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 13
Exhibits 31.1 and 31.2
12.	We note identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
All future Form 10-K and Form 10-Q filings of the Companies will include the certifying individual’s title at the end of the certification only.
FORM 10-Q FOR THE QUARTER ENDED JUNE 28, 2008
General
13. Please address the above comments in your interim filings as well.
As indicated above within our responses, the appropriate changes will be addressed in future Form 10-Q filings for both AMH Holdings, LLC and Associated Materials, LLC, as applicable.
General
14.	Please expand your disclosure regarding the changes in your effective income tax rate and the corresponding income tax expense (benefit) amounts recorded. In this regard, your effective income tax rate for the year ended December 31, 2007 was 41.1%. During the six months ended June 28, 2008, your effective income tax rate was 96.5% compared to an effective tax rate of 62.9% for the same period in 2007. Please provide a comprehensive explanation of the factors that led to the significant changes in your effective tax rate and corresponding amounts. You disclose the effective income tax rate is primarily due to the significance of the tax liability on remitted and unremitted foreign earnings in proportion to your income before income taxes. You should quantify the specific impact of the tax liability on these foreign earnings and also discuss the changes in the other components of your income tax expense (benefit).

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 14
The Companies will provide the requested disclosures in their “MD&A” within future filings of their Annual Reports on Form 10-K and in its Quarterly Reports on Form 10-Q in terms of comprehensive explanations of the factors that contributed to the significant changes in the Companies’ effective tax rates. (It should be noted that the December 29, 2007 tax provision was calculated based upon actual results for the year, while the June 30, 2007 and June 28, 2008 tax provisions were calculated based upon full year projections for the respective years.) Below is an example of what the modified disclosure would have resembled for the six month period ended June 28, 2008:
Six Months Ended June 28, 2008 Compared to Six Months Ended June 30, 2007
            The income tax provision for the six months ended June 28, 2008 reflects an effective income tax rate of 96.5%, compared to an effective income tax rate of 62.9% for the same period in 2007.  The increase in the effective income tax rate was primarily due to the significance of the tax liability on remitted and unremitted foreign earnings in proportion to the Company’s earnings before income taxes.  The net impact on income tax expense related to the repatriating of Canadian earnings in 2008 was a much larger contributor, on a percentage basis, to the overall effective income tax rate as a result of the decrease in earnings before taxes in the United States. Despite relatively consistent foreign earnings, the decrease in U.S. earnings has resulted in lower worldwide pre-tax income. Likewise, the tax expense associated with the repatriation of foreign earnings has remained fairly consistent due to the relative stability of foreign earnings year-over-year in terms of actual dollar impact to the numerator (i.e., world-wide income tax expense), while the denominator (i.e., world-wide pre-tax income) has decreased significantly in 2008 as compared to 2007. This resulted in a much higher effective income tax rate in 2008 as compared to 2007. No other components to world-wide tax expense materially impacted the changes in the Company’s effective income tax rate as described above.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 27
15.	You disclose on page 19 that you enhanced your controls surrounding the physical verification of property, plant and equipment during the quarter ended June 28, 2008, which resulted in your recording of a $1.8 million loss upon disposal of assets other than by sale. Please further expand your disclosure to address how enhanced controls led to the recording of this $1.8 million loss. Please also help us understand what consideration was given to this apparent lack of controls in your determination that internal controls over financial reporting were effective as of December 29, 2007 as well as that disclosure controls and procedures were effective as of December 29, 2007 and March 29, 2008.
***[Redacted]***

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 15
ASSOCIATED MATERIALS, LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007 AND FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2008
16.	Please address the comments above, as applicable.
As indicated above within our responses, the appropriate changes will be addressed in future Form 10-K and Form 10-Q filings for both AMH Holdings, LLC and Associated Materials, LLC, as applicable.
*   *   *  *
[Remainder of page intentionally left blank.]

Mr. Rufus Decker	Confidential Treatment Requested
Ms. Nudrat Salik	by Associated Materials, LLC
November 26, 2008	and AMH Holdings, LLC
Page 16
In connection with our responses to your comments, we acknowledge that:
•	The Companies are responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-7743.
Sincerely,
/s/ Ms. Cynthia L. Sobe
Ms. Cynthia L. Sobe
VP – CFO, Treasurer and Secretary
AMH Holdings, LLC
Associated Materials, LLC

Annex A
DESCRIPTION OF THE COMPANY’S OUTSTANDING INDEBTEDNESS
ABL Facility
General. On October 3, 2008, the Company, Gentek Building Products, Inc. and Gentek Building Products Limited, as borrowers, entered into an asset-based credit facility with Wachovia Capital Markets, LLC and CIT Capital Securities LLC, as joint lead arrangers, Wachovia Bank, N.A., as agent and the lenders party to the facility (the “ABL Facility”). The ABL Facility provides for a senior secured asset-based revolving credit facility of up to $225.0 million, comprising a $165.0 million U.S. facility and a $60.0 million Canadian facility, in each case subject to borrowing base availability under the applicable facility.
The obligations of the Company, Gentek Building Products, Inc. and Gentek Building Products, Limited, as borrowers under the ABL Facility, are jointly and severally guaranteed by Holdings and by the Company’s wholly-owned domestic subsidiaries, Gentek Holdings, LLC and Alside Inc. Such obligations and guaranties are also secured by (i) a security interest in substantially all of the owned real and personal assets (tangible and intangible) of the Company, Gentek Building Products, Inc., Gentek Holdings, LLC and Alside, Inc. and (ii) a pledge of up to 66-2/3% of the voting stock of Gentek Building Products Limited. The obligations of Gentek Building Products Limited are secured by a security interest in its owned real and personal assets (tangible and intangible).
The ABL Facility replaced the Company’s then-existing $265.0 million credit facility, which included a $175.0 million term loan facility and $90.0 million revolving credit facility (including a $20.0 million Canadian subfacility). As of January 3, 2009, there was $XX million drawn under the ABL Facility, with $XX available for additional borrowing. The following description of certain terms of the ABL Facility is qualified in its entirety by reference to the Loan and Security Agreement dated October 3, 2008, a copy of which is included as an exhibit to this Annual Report on Form 10-K.
The interest rate applicable to outstanding loans under the ABL Facility is, at the Company’s option, equal to either a U.S. or Canadian adjusted base rate plus an applicable margin ranging from 0.75% to 1.75%, or LIBOR plus an applicable margin ranging from 2.50% to 3.50%, with the applicable margin in each case depending on the Company’s quarterly average “excess availability” (as defined). The entire principal amount (if any) outstanding under the ABL Facility is due and payable in full at maturity on October 3, 2013, except in the event that the Company’s obligations under its 9 3/4% notes due 2012 remain outstanding as of the date six months prior to their stated maturity, April 15, 2012, in which case the ABL Facility will be due and payable on such date. As of January 3, 2009, the per annum interest rate applicable to borrowings under the ABL Facility was XX%, and the average per annum interest rate applicable for the period from October 3, 2008 through January 3, 2009 was XX%.

The Company’s borrowing base under the ABL facility, for each of the U.S. and Canadian facilities, is generally equal to (A) 85% of eligible accounts receivable plus (B) the lesser of (i) the sum of (x) 50% of the value of eligible raw materials inventory, other than painted coil, plus (y) the lesser of 35% of the value of painted coil and $2.5 million plus (z) 60% of the value of finished goods inventory, and (ii) 85% of the net orderly liquidation value of eligible inventory, plus (C) the lesser of fixed asset availability and $24.8 million (for the U.S. facility) or $9.0 million (for the Canadian facility), minus (D) attributable reserves. Fixed asset availability is generally defined as equal to 85% of the net orderly liquidation value of eligible equipment plus 70% of the appraised fair market value of eligible real property; provided that such amount decreases by a fixed amount each month. The Company’s borrowing base will fluctuate during the course of the year based on a variety of factors impacting the Company’s level of eligible accounts receivable and inventory, including seasonal builds in inventory immediately prior to and during the peak selling season and increased levels of accounts receivable during the peak selling season, which is typically May through October. As of January 3, 2009, the Company’s borrowing base was $XX.
Covenants. The ABL Facility contains covenants that, among other things and subject in each case to certain specified exceptions, limit the ability of the Company and its subsidiaries to: (i) merge or consolidate with, or sell equity interests, indebtedness or assets to, a third party; (ii) wind up, liquidate or dissolve; (iii) create liens or other encumbrances on assets; (iv) incur additional indebtedness or make payments in respect of existing indebtedness; (v) make loans, investments and acquisitions; (vi) make certain restricted payments; (vii) enter into transactions with affiliates; (viii) engage in any business other than the business engaged in by the Company at the time of entry into the ABL Facility; and (ix) incur restrictions on its subsidiaries’ ability to make distributions to the Company or transfer or encumber its subsidiaries’ assets.
The ABL Facility does not require the Company to comply with any financial maintenance covenants, unless it has less than $28.1 million of aggregate excess availability at any time (or less than $20.6 million of excess availability under the U.S. facility or less than $7.5 million of excess availability under the Canadian facility), during which time the Company is subject to compliance with a fixed charge coverage ratio covenant of 1.1 to 1. As of January 3, 2009, the Company exceeded the minimum aggregate excess availability thresholds and therefore was not required to comply with this maintenance covenant.
Under the ABL Facility restricted payments covenant, subject to specified exceptions, the Company and its restricted subsidiaries cannot make restricted payments, such as dividends or distributions on equity, redemptions or repurchases of equity, or payments of certain management or advisory fees or other extraordinary forms of compensation, unless prior written notice is given and, as of the date of and after giving effect to the making the restricted payment:
•	excess availability under the ABL Facility exceeds $45.0 million for the total facility, and $24.8 million and $9.0 million for the U.S. and Canadian facilities, respectively, if the fixed asset availability (as defined) is greater than zero; or if the fixed asset availability is equal to zero, $33.8 million for the total facility, and $20.6 million and $7.5 million for the U.S. and Canadian facilities, respectively;
•	the consolidated EBITDA (as defined under the ABL Facility) of Holdings and its subsidiaries in the most recent fiscal quarter for which financial statements have been delivered (or, if such quarter is the first fiscal quarter of Associated Materials Holdings, LLC and its subsidiaries of such year, then the fiscal quarter immediately preceding such quarter) is at least 50% of the consolidated EBITDA of such entities for the same quarter in the prior year; and
•	no default has occurred and is continuing under the ABL facility.

Excess availability is generally defined under the ABL Facility as the difference between the borrowing base and the outstanding obligations of the borrowers (as such obligations are adjusted for changes in the level of reserves and certain other short term payables). The Company’s excess availability under the ABL Facility was $XX million as of January 3, 2009. For the fourth quarter of 2008, the consolidated EBITDA of Holdings and its subsidiaries, as determined in accordance with the ABL Facility, exceeded 50% of the consolidated EBITDA for the fourth quarter of 2007. During the year ended January 3, 2009, the Company was not prevented from making restricted payments by the ABL Facility’s restricted payments covenant.
Events of Default. Events of default under the ABL Facility, include: (i) nonpayment of principal or interest; (ii) failure to comply with covenants, subject to applicable grace periods; (iii) defaults on indebtedness in excess of $7.5 million; (iv) change of control events; (v) certain events of bankruptcy, insolvency or reorganization; (vi) any material provision of any ABL Facility document ceasing to be valid, binding and enforceable or any assertion of such invalidity; (vii) a guarantor denying, disaffirming or otherwise failing to perform its obligations under its guaranty; (viii) any event of default under any other document related to the ABL Facility; and (ix) certain undischarged judgments or decrees for the payment of money, certain ERISA events, and certain Canadian tax events, in each case in excess of specified thresholds.
If an event of default occurs and is continuing, amounts outstanding under the ABL Facility may be accelerated upon notice, in which case the obligations of the lenders to make loans and arrange for letters of credit under the ABL Facility would cease. If an event of default relates to certain events of bankruptcy, insolvency or reorganization of the Company, the payment obligations of the borrowers under the ABL Facility will become automatically due and payable without any further action required.
9 3/4% Notes
General. The Company has $165.0 million in aggregate principal amount of its 9 3/4% senior subordinated notes due 2012 outstanding. The 9 3/4% notes, which mature on April 15, 2012, pay interest semi-annually on April 15 and October 15. The 9 3/4% notes are general unsecured obligations of the Company, subordinated in right of payment to senior indebtedness (as defined in the indenture relating to the 9 3/4% notes) and senior in right of payment to any current or future indebtedness of the Company that is made subordinated to the 9 3/4% notes. The Company’s payment obligations under the 9 3/4% notes are fully and unconditionally guaranteed, jointly and severally on a senior subordinated basis, by its domestic wholly-owned subsidiaries: Gentek Holdings, LLC, Gentek Building Products Inc. and Alside, Inc. Gentek Building Products Limited is a Canadian company and does not guarantee the Company’s 9 3/4% notes. The 9 3/4% notes are redeemable at the Company’s option, currently at a redemption price of 103.250% plus accrued and unpaid interest to the redemption date. This redemption price declines to 101.625% on April 15, 2009, and declines further to 100% for the remaining life of the notes on April 15, 2010. The following description of certain terms of the 9 3/4% notes is qualified in its entirety by reference to the Indenture dated April 23, 2002, as supplemented by the Supplemental Indentures thereto dated May 10, 2002 and August 29, 2003, and the form of 9 3/4% Senior Subordinated Note due 2012, copies of which are included as exhibits to this Annual Report on Form 10-K.

Covenants. The indenture governing the 9 3/4% notes contains covenants that, among other things and subject in each case to certain specified exceptions, limit the ability of the Company and of certain restricted subsidiaries: (i) to incur additional indebtedness unless the Company meets a 2 to 1 consolidated coverage ratio test, or as permitted under specified available baskets; (ii) to make restricted payments; (iii) to incur restrictions on subsidiaries’ ability to make distributions or transfer assets to the Company; (iv) to sell assets or stock of subsidiaries; (v) to enter into transactions with affiliates; and (vi) to merge or consolidate with, or sell all or substantially all assets to, a third party or undergo a change of control.
Under the restricted payments covenant in the 9 3/4% notes indenture, the Company and its restricted subsidiaries cannot, subject to specified exceptions, make restricted payments unless (i) the amount available for distribution of restricted payments under the 9 3/4% notes indenture (the “restricted payments basket”) exceeds the aggregate amount of the proposed restricted payment, (ii) the Company is not in default under the 9 3/4% notes indenture; and (iii) the consolidated coverage ratio of the Company exceeds 2 to 1. Consolidated coverage ratio is defined in the 9 3/4% notes indenture as the ratio of the Company’s EBITDA to consolidated interest expense (each as defined in the 9 3/4% notes indenture). Restricted payments and net losses erode the restricted payment basket, while net income (by a factor of 50%), proceeds from equity issuances, and proceeds from investments and returns of capital increase the restricted payment basket. Restricted payments include paying dividends or making other distributions in respect of the Company’s capital stock, purchasing, redeeming or otherwise acquiring capital stock or subordinated indebtedness of the Company and making investments.
At January 3, 2009, the amount of the restricted payments basket under the 9 3/4% notes indenture, net of restricted payments made through that date, was $XX. The Company’s ability to make restricted payments under the 9 3/4% notes indenture is subject to compliance with the other conditions to making restricted payments provided for in the 9 3/4% notes indenture, to compliance with the restricted payments covenants in the ABL Facility, and to statutory limitations on the payment of dividends.
Events of default. The 9 3/4% notes indenture provides for the following events of default: (i) default in the payment of interest, continued for 30 days; (ii) default in the payment of principal when due; (iii) failure by the Company to comply with its covenants in the 9 3/4% notes indenture, subject to applicable grace periods; (iv) payment default, or acceleration following other defaults with respect to, indebtedness of the Company or any significant subsidiary exceeding $10.0 million; (v) certain events of bankruptcy, insolvency or reorganization; (vi) certain undischarged judgments or decrees for the payment of money exceeding a specified threshold; and (vii) any guaranty of the 9 3/4% notes by a subsidiary of the Company ceasing to be in full force and effect for 30 days after notice or any such guarantor denying or disaffirming its obligations under its guaranty.

If an event of default occurs, the trustee or holders of 25% or more in aggregate principal amount of the notes may accelerate the notes. If an event of default relates to certain events of bankruptcy, insolvency or reorganization, the notes will automatically accelerate without any further action required by the trustee or holders of the notes.
Change of control. In the event of a change of control (as defined) of the Company, holders of the 9 3/4% notes have the right to require the Company to repurchase their notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date.
Parent Company Indebtedness
The Company’s indirect parent entities AMH and AMH II are holding companies with no independent operations. As of January 3, 2009, AMH had $XX million in aggregate principal amount of its 11 1/4% senior discount notes due 2014 outstanding. Interest on the 11 1/4% notes accrues at a rate of 11 1/4% per annum. Interest accrues at a rate of 11 1/4% on the notes in the form of an increase in the accreted value of the notes prior to March 1, 2009. Thereafter, cash interest of 11 1/4% on the notes accrues and is payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2009. AMH II has $75.0 million in aggregate principal amount of its 13 5/8% notes due 2014 outstanding. Through January 30, 2010, AMH II must pay a minimum of 10% interest on each semi-annual payment date in cash on the 13 5/8% notes, with the remaining 3 5/8% paid either in cash or by the issuance of additional 13 5/8% notes, at the election of AMH II. After January 30, 2010, the full 13 5/8% interest will be payable in cash. In addition, on January 31, 2010, AMH II is required to redeem a principal amount of approximately $15.0 million of notes in order to prevent the notes from being treated as having “significant original issue discount” for tax purposes. The Company is a restricted subsidiary under each of the indentures for the 11 1/4% notes and the 13 5/8% notes, and is therefore subject to the covenants and events of default described therein. Covenants and events of default with respect to the 11 1/4% notes and the 13 5/8% notes are generally similar to those provided for in the 9 3/4% notes indenture.
Because AMH and AMH II have no independent operations, they are dependent upon distributions, payments and loans from the Company to service their indebtedness. In particular, AMH is dependent on the Company’s ability to pay dividends or otherwise upstream funds to it in order to service its obligations under the 11 1/4% notes, and AMH II is similarly dependent on AMH’s ability to further upstream payments in order to service its obligations under the 13 5/8% notes. If the Company were unable to generate sufficient earnings, or were precluded from making restricted payments, either under its debt agreements or pursuant to statutory limitations on the payment of dividends, it would not be able to dividend or otherwise upstream sufficient funds to AMH to permit AMH to service its 11 1/4% notes. Similarly, if AMH did not have sufficient access to earnings of the Company, or were likewise precluded from making restricted payments, it would not be able to dividend or otherwise upstream sufficient funds to AMH II to allow AMH II to service its 13 5/8% notes. Under such scenarios, either or both of AMH or AMH II would have to find alternative sources of liquidity to meet their respective obligations under the 11 1/4% and 13 5/8% notes.

If the Company were unable to meet its indebtedness obligations with respect to the ABL Facility or the 9 3/4% notes, or if either of AMH or AMH II, as the case may be, were not able to meet its indebtedness obligations under the 11 1/4% or 13 5/8% notes, as the case may be, or if an event of default were otherwise to occur with respect to any of such indebtedness obligations, and such indebtedness obligations could not be refinanced or amended to eliminate the default, then the lenders under the ABL Facility or the holders of the applicable series of notes, as the case may be, could declare the applicable indebtedness obligations due and payable and exercise any remedies available to them. This could in turn trigger cross-defaults under, and cross-acceleration of, the other indebtedness obligations of the Company, AMH and AMH II, allowing the holders of such indebtedness likewise to exercise any remedies available to them.
Potential Implications of Current Trends and Conditions in the Building Products Industry on the Company’s Liquidity and Capital Resources.
The Company believes that its current cash flows from operations and its borrowing capacity under the ABL Facility is sufficient to fund its current operations and provide sufficient capital for presently anticipated capital expenditures. However, as discussed under “— Overview” above, the building products industry continues to be negatively impacted by a weakening housing market, with a number of factors contributing to lower short term demand for our products, including reduced numbers of existing home sales and new housing starts and depreciation in housing prices. If these trends continue, the Company’s ability to generate cash sufficient to meet its existing indebtedness obligations could be adversely affected, and the Company could be required either to find alternate sources of liquidity or to refinance its existing indebtedness in order to avoid defaulting on its debt obligations.
As discussed above, AMH is required to begin paying cash interest on its outstanding 11 1/4% notes on September 1, 2009, and AMH II is required to begin paying additional cash interest on and to redeem $15.0 million of principal of its 13 5/8% notes in 2010. The ability of the Company to generate sufficient earnings and have sufficient restricted payments capability in 2009 and 2010 both to service its own debt obligations and to allow the Company to pay dividends or make other upstream payments sufficient for both AMH and AMH II to be able to service their respective increased obligations will be dependant in large part on the impact of building products industry conditions on the Company’s business, profitability and cash flows. There can be no assurance that the Company, AMH and/or AMH II would be able to obtain any necessary consents or waivers in the event any of them is unable to service or were to otherwise default under their debt obligations, or that any of them would be able to successfully refinance their indebtedness if that were to be required. The ability to refinance any indebtedness, if required, may be made more difficult to the extent that current building products industry and credit market conditions continue to persist. The inability of any of the Company, AMH and/or AMH II to service its indebtedness would likely have a material adverse effect on each of the Company, AMH and AMH II.
For additional information regarding these and similar risks, see Item 1A. “Risk Factors.”

A-6